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                           Filed by Xcel Energy Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: NRG Energy, Inc.
                           NRG Energy, Inc.'s Commission File No. 001-15891

February 15, 2002

Board of Directors
NRG Energy, Inc.
901 Marquette Avenue
Minneapolis, Minnesota  55402
Attention:  Board of Directors

Ladies and Gentlemen:

As you know, Xcel Energy has previously announced that it is reviewing its options with respect to NRG, which options include the possible acquisition by Xcel Energy of the outstanding publicly held NRG stock. Having reviewed its options, our Board of Directors has determined that it is desirable to acquire that stock. We believe this would yield a number of significant benefits and that it is the best strategy in the light of recent changes in the capital markets and in the energy sector and general economy. Most importantly, we believe that the transaction is essential to the funding of NRG's operations.

As a result, we will announce this morning an exchange offer pursuant to which the public shareholders of NRG will be offered 0.4846 shares of common stock of Xcel Energy in a tax-free exchange for each outstanding share of NRG's common stock. Based on the $23.73 closing price of our shares on February 14, 2002, our offer represents a value of $11.50 per NRG share and a 15% premium to the closing price of NRG common shares on that date. We believe that the transaction will be well received by your public shareholders, especially in light of the premium to recent trading prices.

Our exchange offer will be conditioned on there being tendered in the offer enough shares so that, when taken together with the shares we would own upon conversion of our Class A shares, our ownership of NRG reaches at least 90%. We will not waive this condition. The exchange offer will also be subject to any requisite regulatory approvals and other customary conditions.

Promptly after the successful completion of our exchange offer, unless there is an order prohibiting us from doing so, we will effect a "short form" merger of NRG with a subsidiary of Xcel Energy. In the merger (subject to the exercise of appraisal rights), each share of NRG's common stock will be exchanged for the same number of shares of our common stock as is paid in the exchange offer. As a result, NRG would become a wholly owned subsidiary of Xcel Energy.

Board of Directors
NRG Energy, Inc.



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February 15, 2002
Page Two




We intend to file our offer materials with the Securities and Exchange Commission and commence our exchange offer as soon as practicable.

Although we are not seeking to negotiate the terms of the transaction with you and are not asking for NRG Board approval, we are aware that you will need to review the transaction and communicate with your shareholders. You may wish to retain independent financial and legal advisors to assist you, and we would support that decision.

We look forward to moving ahead with this exciting transaction, which we believe will generate value for Xcel Energy and NRG shareholders alike.

Sincerely,

/s/ Wayne H. Brunetti

Wayne H. Brunetti




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ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Xcel Energy will file an exchange offer prospectus and related materials with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by Xcel Energy with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as Xcel Energy's related filings with the SEC, may also be obtained from Xcel Energy by directing a request to Xcel Energy at 800 Nicollet Mall, Minneapolis, MN 55402,
Attn.: Investor Relations, or by telephone at (612) 215-4559 or 4535.

Xcel Energy Internet Address: http://www.xcelenergy.com

FORWARD-LOOKING INFORMATION

The statements herein regarding reduction of cash requirements, the impact of the transaction on earnings, the expectation or estimates of earnings per share and growth rates, future dividends and similar statements of future results identify forward-looking information. Although Xcel Energy believes that its expectations are based on reasonable assumptions, it can give no assurance that the offer, if made, will be successful or that other expectations will be realized. Factors that could affect whether the transaction is completed or whether the expectations will be realized include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of all other conditions, the actual results of Xcel Energy following completion of the transaction, the ability to dispose of or terminate projects,




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to reduce expenses and to realize synergies, cash levels and similar matters.
Some of these conditions are expected to include the receipt of all required regulatory approvals, the tender by shareholders of enough of the publicly held shares so that Xcel Energy will own at least 90 percent of NRG's common stock, and the absence of an injunction or litigation concerning the exchange offer.